Exhibit 99.1

17 Altalef Street Yehud Industrial Zone, Israel 5610001 T: 972-3-539-1444 F: 972-3-536-6245 www.magalsecurity.com

MAGAL SECURITY SYSTEMS LTD. PROVIDES CLARIFICATION WITH
RESPECT TO ITS PENDING CASH DISTRIBUTION

YEHUD, ISRAEL, December 21, 2020 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today issued a clarification with respect to its announced cash distribution of  $1.079 per share (approximately $25 million in the aggregate) payable in US$ on December 28, 2020 to shareholders of record on December 17, 2020.  According to NASDAQ, the ex-dividend date for NASDAQ  trading will be December 29, 2020.

Nasdaq Rule 11140(b)(2) provides that if the value of a cash distribution is 25% or greater than the value of the subject security, the ex- dividend date will be the first business day after the payable date. On December 29, 2020, the ex-dividend date, NASDAQ will reset the opening trading price of Magal’s ordinary shares to reflect the payment of the cash distribution. While an investor generally needs to own the shares on the payable date to be entitled to the cash distribution, investors should consult with their financial advisors as to their entitlement to the cash distribution. The trading price for Magal’s ordinary shares on the ex-dividend date is expected to be  lower than the closing price on December 28, 2020, the last trading date before the ex-dividend date, to reflect the amount of the cash distribution. On and after the ex-dividend date, purchasers of Magal’s ordinary shares will have no right to receive the cash distribution with respect to those newly purchased ordinary shares.

About Magal Security Systems Ltd.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis – our cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:
Magal Security Systems Ltd.
Diane Hill
+972-3-539-1421
dianeh@magal-s3.com
www.magalsecurity.com

IR Contact:
Brett Maas
Managing Partner
Hayden IR
+1 -646 -536 -7331
Brett@HaydenIR.com